news release

Zi Corporation Names Michael D. Donnell President,
Chief Operating Officer

Former Cellular One CEO with More Than 18 Years Wireless Industry Experience

CALGARY, AB, July 25, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that veteran telecommunications executive Michael D. Donnell, the former Chief Executive Officer of Cellular One of San Francisco, has been named President and Chief Operating Officer, effective immediately. Donnell, 43, will report directly to Chairman and Chief Executive Officer Michael E. Lobsinger. He replaces Gary Kovacs, 40, who successfully completed his contract with Zi and will pursue other business opportunities.

                At Zi, Donnell's immediate strategic focus will be on continuing the growth of the Company's global customer base, increasing the adoption of its technology and broadening the range of its telecommunications products and services.

                "We believe Zi is positioned for a bright future in the wireless industry, and Mike is the type of leader and manager who can fulfill that promise," Lobsinger said. "He has compiled an exemplary record of achieving record growth and profitability in the organizations he leads and is known for delivering the best in value-added products and services to customers, creating superior opportunities for employees and enhancing shareholder value. Our product development roadmap under Mike's leadership, combined with his understanding of the wireless carrier business will ensure success in the execution of those plans. Mike knows the software technology business, which is our current focus, and his experience, proven stewardship and network of carrier relationships within the wireless industry will be a significant benefit for Zi. This will assist us in our continued expansion into the North American and European markets and continue our solid growth in Asia and other emerging markets around the globe."

                Lobsinger added that "I'd like to thank Gary Kovacs, whose leadership and dedication has been instrumental in helping drive the growth of our core Zi Technology business. We wish him well in his future endeavors."

                Donnell has spent more than 18 years in senior management in the wireless industry and since 2000, has operated a consultancy and served as senior counsel to a number of leading wireless infrastructure and software firms. In 1999 and 2000, Donnell was CEO of Cellular One of San Francisco and under his leadership that company became widely recognized for its superior combination of growth and profitability, network quality and award winning customer service. He completed his assignment at Cellular One upon successful conclusion of its merger with AT&T, which was valued in excess of US$3 billion.

                Prior to Cellular One, Donnell served 15 years with Plano, TX-headquartered PageNet where his most recent position was President of PageNet's San Ramon, CA-based Western Region. As President of the Region he was responsible for establishing start-up operations across the Western U.S. as well as leading the sales and marketing, network planning and construction, customer operations and financial management of those operations. During his tenure, PageNet pioneered the deployment of the first 900 Mhz simulcast paging systems and the first private earth station satellite up links in the industry.

                Donnell graduated from the University of Central Oklahoma in Edmond, OK, where he earned a Bachelors of Arts Degree in Marketing.

About Zi Corporation
                 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:	Media Inquiries:
Allen & Caron Inc	Allen & Caron Inc
Jill Bertotti	Len Hall
Phone: (949) 474-4300	Phone: (949) 474-4300
E-mail: jill@allencaron.com	E-mail: len@allencaron.com